                            SUBJECT TO COMPLETION
                             DATED MARCH 20, 1996

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 6, 1995)


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                                IMAGE OMITTED

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800,000 SHARES


THE EMPIRE DISTRICT ELECTRIC COMPANY

COMMON STOCK
($1.00 PAR VALUE)


The outstanding shares of Common Stock of The Empire District Electric Company (the "Company") are, and the shares offered hereby will be, listed on the New York Stock Exchange. The last reported sale price of the Common Stock on such
Exchange on     , 1996 was $     per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
 -----------------------------------------------------------------------------


                    Price to   Underwriting   Proceeds to
                    Public     Discount       Company(1)

Per Share(2).....  $           $              $
Total(3).........  $           $              $


------------------------------------------------------------------------------


(1)   Before deducting expenses payable by the Company estimated to be $60,000.

(2) Each share of Common Stock offered hereby will be accompanied by one-half of a preference stock purchase right, which initially will be attached to and trade with such share.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 80,000 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, to cover over-allotments, if any. If all such additional shares are purchased by the Underwriters, the total Price to Public, Underwriting Discount and Proceeds to Company will be increased by
      $     , $      and $     , respectively. See "Underwriting."


The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of The Depository Trust Company, on or about , 1996.

SALOMON BROTHERS INC
                          A.G. EDWARDS & SONS, INC.
                                                       OPPENHEIMER & CO., INC.

The date of this Prospectus Supplement is      , 1996.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES HEREBY OFFERED AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                    COMMON STOCK PRICE RANGE AND DIVIDENDS


   The following table indicates the high and low sale prices of the Common Stock of the Company as reported by The Wall Street Journal as New York Stock Exchange composite transactions, and the amount per share of quarterly dividends paid on such stock during the periods indicated:



                                      COMMON STOCK
                                         PRICE         DIVIDENDS
                                     --------------     PAID PER
               YEAR                   HIGH      LOW      SHARE
               ----                   -----     ---      -----

1994

 First quarter.....................  $20 1/2   $18 5/8    $0.32
 Second quarter....................   20        16 1/8     0.32
 Third quarter.....................   17 1/2    16 1/4     0.32
 Fourth quarter....................   17        15         0.32

1995

 First quarter.....................   17 5/8    16        $0.32
 Second quarter....................   18        16         0.32
 Third quarter.....................   18 5/8    16 7/8     0.32
 Fourth quarter....................   19 3/4    17 1/2     0.32

1996

 First quarter (through March 18,
  1996)............................   19 3/8    17 5/8    $0.32



   The closing price on the New York Stock Exchange on     , 1996, was $     per
share.

   The Company has paid cash dividends on its Common Stock since 1944. Dividends are customarily declared on a quarterly basis payable on the fifteenth day of March, June, September and December.

   The Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan") allows common and preferred stockholders to reinvest dividends of the Company into newly issued Common Stock at 95% of the market price average calculated pursuant to the Plan. Stockholders may also purchase, for cash and within specified limits, additional Common Stock at 100% of such market price average. The Company may elect to make shares purchased in the open market rather than newly issued shares available for purchase under the Plan. If the Company so elects, the purchase price to be paid by Plan participants will be 100% of the cost to the Company of such shares. Participants in the Plan do not pay commissions or service charges in connection with purchases under the Plan.

   The book value of the Common Stock at December 31, 1995 was $12.67 per share.

                             SUMMARY INFORMATION

   The information set forth below should be read in conjunction with, and is qualified in its entirety by, the detailed information contained in, and the financial statements incorporated by reference into, this Prospectus Supplement and the accompanying Prospectus.

                                 THE COMPANY


Business The Empire District Electric Company, a Kansas corporation headquartered in Joplin, Missouri, is an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. The Company also provides water service to three towns in Missouri.

Service Territory               Approximately 10,000 square miles principally in
                                southwestern Missouri, which includes Branson, a
                                growing tourist  destination,  and  metropolitan
                                Joplin,   with  a  population  of  approximately
                                135,000,   and  also  in  southeastern   Kansas,
                                northeastern Oklahoma and northwestern Arkansas.

Fuel Sources                    Approximately  93.1% of the Company's total fuel
                                requirement  was supplied by coal in 1995,  6.8%
                                was supplied by natural gas and the remainder was supplied by oil.


Source of Electric Operating
  Revenues in 1995              Residential 42%; Commercial 30%; Industrial 17%;
                                Wholesale 6%; Other 5%.

Customer Growth                 The average  number of customers  served in 1995
                                was approximately 3.5% higher than in 1994.


                                 THE OFFERING

Securities Offered              800,000 shares of Common Stock,  $1.00 par value
                                (1)

Common Stock Outstanding on
  March 1, 1996                 15,226,566

Indicated Annual Dividend Rate  $1.28 per share

Dividend Payment Dates          Dividends when declared are normally paid on the
                                15th day of March, June, September and December.

Use of Proceeds                 To be added to the Company's general funds which
                                will be used to repay short-term indebtedness or for expenses incurred in connection with the Company's construction program.

Listed                          New York Stock Exchange (Symbol: EDE)

                    CERTAIN SUMMARY FINANCIAL INFORMATION

INCOME STATEMENT DATA:


                                                    Year Ended December 31,
                                            -----------------------------------
                                                1995        1994        1993
                                            ----------- ----------- -----------
                                            (In Thousands Except Per Share Data)

Operating Revenues ...................     $192,838        $177,757     $168,439
Operating Income .....................       33,151          32,005       29,291
Net Income ...........................       19,798          19,683       15,936
Earnings Applicable to Common
Stock ................................       17,381          18,120       15,551
Earnings Per Share of Common
Stock ................................         1.18(2)         1.32         1.16
Dividends Per Share of Common
Stock ................................         1.28            1.28         1.28

Capitalization Of The Company At December 31, 1995:

                                                 Actual                As Adjusted (1)(3)
                                           ------------------------- ------------------------
                                          Amount(4) Percentage       Amount       Percentage
                                          --------  ----------       -------       ----------
                                                   (All Dollar Amounts In Thousands)
First Mortgage Bonds Not Due Within One
Year ..................................   $194,705     46.3%        $194,705             %
Preferred Stock .......................     32,902      7.8           32,902
Common Stock Equity ...................    193,137     45.9
                                          --------     ----         --------       -------
  Total Capitalization ................   $420,744    100.0%        $               100.0%


(1) Assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."

(2) In 1995, the Company incurred a pre-tax charge of approximately $4.6 million in connection with the implementation of a voluntary early retirement program which reduced earnings by approximately $0.19 per share.

(3) Includes adjustment to reflect the issuance of the Common Stock offered hereby. See "Use of Proceeds."

(4) At December 31, 1995, the Company also had outstanding $14.0 million of indebtedness incurred to provide interim financing for the Company's construction program. See "Use of Proceeds."

                               USE OF PROCEEDS

   The net proceeds to the Company from the sale of the Common Stock offered hereby, after deducting the underwriting discount and estimated offering
expenses,  are expected to be  approximately  $    million  (approximately  $
million if the Underwriters' over-allotment option is exercised in full). The net proceeds from the offering will be added to the Company's general funds, which will be used to repay short-term indebtedness or for expenses incurred in connection with the Company's construction program. At December 31, 1995, the Company had outstanding $14.0 million of short-term indebtedness bearing interest at an average rate of 6.05% per annum. For further information with respect to the Company's construction program, reference is made to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and other documents incorporated by reference.

                                 UNDERWRITING

   The Underwriters named below have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock offered hereby:


        UNDERWRITER                     NUMBER OF SHARES
        -----------                     -----------------

Salomon Brothers Inc  ....
A.G. Edwards & Sons, Inc.
Oppenheimer & Co., Inc. ..
                                             --------
 Total ...................                   800,000
                                             ========




   The Company has granted to the Underwriters an option, expiring on the thirtieth day after the date of the initial public offering of the Common Stock offered hereby, to purchase up to 80,000 additional shares of Common Stock at the public offering price less the underwriting discount, all as set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock.

   The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriters will be obligated to purchase all of the 800,000 shares of Common Stock offered hereby if any are purchased.

   The Company has been advised by the Underwriters that the several Underwriters propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to other dealers. After the initial public offering, the public offering price and such concessions may be changed.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the Underwriters may be required to make in respect thereof.

PROSPECTUS

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                     THE EMPIRE DISTRICT ELECTRIC COMPANY

                                 COMMON STOCK

                                   ----------

   The Empire District Electric Company (the "Company") intends at one time, or from time to time, to issue and sell up to an aggregate of 1,800,000 additional shares of Common Stock, $1.00 par value, together with the related Preference Stock Purchase Rights (collectively, the "Additional Common Stock") on terms to be determined at the time or times of offering. The number of shares being sold, initial public offering price, underwriting discounts, proceeds to the Company and other terms of each offering will be set forth in a Prospectus Supplement ("Prospectus Supplement") to be delivered in connection with such public offering(s) of the Additional Common Stock.

   The Company's Common Stock is listed on the New York Stock Exchange.

                                   ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                    PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

   The Company may sell the Additional Common Stock in any of the following ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The names of any such underwriters or agents and any applicable commissions or discounts will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution" herein.


                                   ----------

                The Date Of This Prospectus Is April 6, 1995.

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") which may be inspected and copied at the offices of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, suite 1300, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. Securities of the Company are listed on the New York Stock Exchange ("NYSE") and reports, proxy statements and other information concerning the Company may be inspected at the office of the NYSE at 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents, filed by the Company with the Commission are incorporated herein by reference as of their respective filing dates:

   (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (File No. 1-3368).

   (b) Current Report on Form 8-K dated March 27, 1995 (File No. 1-3368).

   (c) The description of the Company's Common Stock as set forth in the Company's Registration Statement on Form S-3 (File No. 33-37351) under the heading "Description of Common Stock."

   (d) The description of the Company's Preference Stock Purchase Rights as set forth in the Company's Registration Statement on Form 8-A dated July 26, 1990 (File No. 1-3368), filed pursuant to Section 12(b) of the Exchange Act.

   All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

   The Company hereby undertakes to provide without charge to each person to whom a copy of the Prospectus has been delivered, on the request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to The Empire District Electric Company, P.O. Box 127, Joplin, Missouri 64802.
Attention: Vice President--Finance, (417) 625-5100.

                                 THE COMPANY

   The Company, a Kansas corporation organized in 1909, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in parts of Missouri, Kansas, Oklahoma and Arkansas. The Company also provides water service to three towns in Missouri. The executive offices of the Company are located at 602 Joplin Street, Joplin, Missouri, 64801, and its telephone number is (417) 625-5100.

                               USE OF PROCEEDS

   The use of proceeds from the sale of Additional Common Stock will be set forth in the Prospectus Supplement by which such Additional Common Stock is offered.

                             PLAN OF DISTRIBUTION

   The Company may sell  Additional  Common Stock in any of the following  ways:
(i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The Prospectus Supplement with respect to the shares of Additional Common Stock being offered thereby sets forth the terms of the offering of such shares of Additional Common Stock, including the name or names of any underwriters, the purchase price thereof and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such shares of Additional Common Stock may be listed. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Additional Common Stock offered thereby.

   If underwriters are used in the sale of the Additional Common Stock, such Additional Common Stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Additional Common Stock may be either offered to the public through underwriting syndicates (which may be represented by managing underwriters designated by the Company), or directly by one or more underwriters acting alone. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Additional Common Stock offered thereby will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the shares of Additional Common Stock offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   Additional Common Stock may be sold directly by the Company or through agents designated by the Company from time to time. The Prospectus Supplement with respect to Additional Common Stock sold in this manner sets forth the name of any agent involved in the offer or sale of the Additional Common Stock as well as any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent is acting on a best efforts basis for the period of its appointment.

   If dealers are utilized in the sale of any shares of Additional Common Stock, the Company will sell such Additional Common Stock to the dealers, as principal. Any dealer may then resell such Additional Common Stock to the public at varying prices to be determined by such dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the Prospectus Supplement with respect to the Additional Common Stock being offered thereby.

   Agents, underwriters and dealers may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make in respect thereof. Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

                                LEGAL MATTERS

   Certain legal matters in connection with the Additional Common Stock are being passed upon by Spencer, Scott & Dwyer, P.C., Joplin, Missouri; Anderson, Byrd, Richeson & Flaherty, Ottawa, Kansas; Brydon, Swearengen & England, Professional Corporation, Jefferson City, Missouri; and Cahill Gordon & Reindel, New York, New York, counsel for the Company. Certain legal matters are being passed upon for the underwriters or purchasers by Thompson & Mitchell, St. Louis, Missouri. Cahill Gordon & Reindel is relying as to matters of Kansas law upon the opinion of Anderson, Byrd, Richeson & Flaherty, as to matters of Missouri law upon the opinion of Spencer, Scott & Dwyer, P.C. and as to matters relating to the Missouri, Arkansas and Oklahoma public utility commissions upon the opinion of Brydon, Swearengen & England, Professional Corporation.

                                   EXPERTS

   The audited financial statements and financial statement schedule of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson, or any other person has been authorized to give any information, or to make any representations, other than those contained in this Prospectus Supplement or the Prospectus in connection with the offer contained in this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus Supplement and the Prospectus are not an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the Prospectus nor any sale made hereunder and thereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.


                                   ----------

                                TABLE OF CONTENTS


                                                          PAGE
                                                        -------

                              Prospectus Supplement

                    Common Stock Price Range and
                    Dividends............................  S-2
                    Summary Information..................  S-3
                    Use of Proceeds .....................  S-4
                    Underwriting ........................  S-4

                                   Prospectus


                    Available Information ...............    2
                    Incorporation of Certain Documents
                     by Reference .......................    2
                    The Company .........................    2
                    Use of Proceeds .....................    2
                    Plan of Distribution ................    2
                    Legal Matters .......................    3
                    Experts..............................    3

                              800,000 SHARES


                              THE EMPIRE DISTRICT
                              ELECTRIC COMPANY

                              COMMON STOCK
                              ($1.00 PAR VALUE)

  #############################################################################

                                  IMAGE OMITTED

  #############################################################################

                              SALOMON BROTHERS INC

                              A.G. EDWARDS & SONS, INC.

                              OPPENHEIMER & CO., INC.


                              PROSPECTUS SUPPLEMENT

                              DATED , 1996